SECURITIES AND EXCHANGE COMMISSION
 				Washington, D.C. 20549

 						FORM N-8A/A

	AMEMDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
			OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

The undersigned investment company hereby amends the Notification of Registration filed with the Securities and Exchange Commission on September 25, 2000 in which it registered under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amended notification of registration submits the following information:

				Name:  Baillie Gifford Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

			C/o Baillie Gifford Overseas Limited
					One Rutland Court
					Edinburgh EH3 8EY
					  Scotland, UK

	Telephone Number (including area code):  44 131 222-4000

		Name and address of agent for service of process:

					Angus MacDonald
			c/o Baillie Gifford Overseas Limited
					One Rutland Court
					Edinburgh EH3 8EY
					Scotland, UK

					Copies to:
				J.B. Kittredge, Esq.
				     Ropes & Gray
				One International Place
				    Boston, MA  02110
Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes / / No /X/

1.  Name:  Baillie Gifford Funds.

2.  Date and Jurisdiction:   Formed pursuant to an Agreement and
Declaration of Trust on June 21, 2000 in The Commonwealth of Massachusetts.

3. Form of Organization: Unincorporated voluntary association (commonly referred to as a Massachusetts business trust).

4 and 5.  Classification:  Open-end, diversified management company.

6.  Investment Adviser's Name and Address (No. & Street, City, State, Zip Code):

Baillie Gifford Overseas Limited
One Rutland Court
Edinburgh EH3 8EY
Scotland, UK

7.	Board of Trustees and Officers:

Rowan Robin Menzies-Trustee and President
John G. Barrie, Jr.-Trustee
John A. Smith-Trustee
Edward Hocknell-Vice President
Alan Paterson-Vice President and Treasurer
Jeff Kutler-Vice President
Angus Macdonald--Secretary

8.  Not applicable.

9(a).  No.
9(b).   Not applicable.
9(c).  No
9(d).  No.
9(e).  Not applicable.

10. $0.

11. No.

12. Not applicable.


SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City Edinburgh and the Country of Scotland, on the 29th day of September, 2000.

					Baillie Gifford Funds


					/s/ R. Robin Menzies
					By: R. Robin Menzies
    					President

Attest:


		/s/ Angus N.G. Macdonald
By: Angus N.G. Macdonald
       Secretary